See It Buy It

The First **Visual Search**
Mobile Apparel Marketplace



eCommerce – State of the Union



U.S. Online Retail Sales Will Soar to $500B in 2020 vs. $373B in 2016

MediaPost
May 3, 2016, 10:05 AM



4 out of 5 U.S. Shoppers Frustrated by Mobile Shopping

MediaPost
May 3, 2016, 10:05 AM

See It Buy It

The Problem

Small Screens

Discovery = Forever^2

Hopping from Site to Site
Endless Text Entry



Top Fashion Sites



Limited, Low-Tech Mobile Presence

Shorter Attention Spans



Millennials

$2.45T Buying Power

 Snap

 Tweet

 Insta

 Pin

Big Box Etailers

amazon Rakuten

Limited Apparel Selections

See It Buy It

The Solution - *Soo It, Buy It*

Visual Shopping w/Deep Learning



Shop by Photo
([Video Demo](#))

Shop by Color
([Video Demo](#))

Shop by
Web Image

Shop by
Voice Search

1,000s of Retailers
1,000,000s of Fashion Items



Mobile 1st



Millennial by Design

Soo It Buy It

Find It by Photo Example



Shazam…
for Shopping

Instant
Product Matches

Discovery in
Seconds







See It Buy It

Find It by Color

Favorite Color

Target Color Selector

●●●○○ InVision
8:00 PM
100%
See It, Buy It
3
Find It
Just In
Trending
Recent
Recent Colors:
Amaze Me

Product/Color Matches

Find It
CHOiES $21.99
LuLu's $31.11
CHOiES $52.99
CHOiES $31.99

Selected Product Details



See It
3
6
Blue V Neck Long Sleeve
Wrap Bodycon Dress
CHOiES
$31.11
Share It
Buy It
Similar
Description
Sizes
View
11
8

Use case: find endless selection of clothing items in **exact** favorite colors

Find It by Web URL

Web Page Images | Target with Matches | Selected Product Details







http://www.nastygal.com/dresses.html
http://www.nastygal.com/dresses.html
http://www.nastygal.com/dresses.html
http://www.nastygal.com/dresses.html
http://www.nastygal.com/dresses.html
Find It
http://www.nastygal.com/dresses.html
$68.00
CHOiES
$13.99
GYPSY WARRIOR
$36.00
See It
Free Shipping
Black 3/4 Sleeve Hi-lo Midi Dress
CHOiES
$13.99
Share It
Buy It
Similar
Description
Sizes
Other Views

Use case: find clothing matches from any web page

See It Buy It

Find It by Voice Search

Say What You Seek


Say It
Black Dress
Tap to Speak

Product Matches


Find It
$68.00
$85.00
$58.00
$58.00

Selected Product Details


See It
3
24
LULUS Exclusive Shifting Dears
Black Long Sleeve Dress
$44.00
Share It
Buy It
Similar
Description
Sizes
15
4

Once the initial voice search is started, the See It, Buy It visual funneling process kicks in

Social Integrations

Facebook Messenger Chatbot



SAMSUNG
100% 7:52 AM
See It, Buy It
MANAGE
See It, Buy It
2 people like this including Reed Sutton
Software
Shop By Photo
Shop By Color
Shop By Voice
Ok - Let's Shop By Photo!
Where will the photo come from?
Take a Picture
Upload an File
Aa
GIF
Write a message...

Pinterest Buyable Pins



Buy it
Pin it
Design By NASTY GAL
Sold By See It, Buy It
Visit

Twitter Posts



SAMSUNG
100% 10:29 AM
Cindy Lou Who
@CLouWho
Follow
Look at these amazing matches I found for that dress we liked on See it, Buy It - trib.al/WcAExlJ
7:23 AM - 06 Jun 2016
Orignal Photo
$42.00
SheIn
$59.00
See It, Buy It - Shopping for Fashion Visually
Find clothing and accesories online is hard enough. See It, Buy It turns your smartphone into a lightning fast, apparel discovery machine.
seeitbuy.it
84
54
TechCrunch
@TechCrunch
Follow
Everything you need to know about the new See It, Buy It app from nFlate.
7:21 AM - 06 Jun 2016
See It, Buy It

See It Buy It

The Team

Joe Monastiero
Founder/CEO, 6 startups,
Intervideo-WinDVD (IPO, 500M copies sold)
appMobi (Intel Acquisition)
LinkedIn Profile



Petar Bojinov
Web Architect
UC Santa Cruz
LinkedIn Profile



Ashwin Patti
Cloud Architect
SUNY Stony Brook
LinkedIn Profile



Venu Tangirala
Ph.D. Data Scientist
Northwestern Polytechnic
LinkedIn Profile



+ 6 Additional Team Members

See It Buy It

Notable Investors



Joe Abrams

Investor
   Founder – MySpace,
      Founder - Software Toolworks
         Over $1B in M&A exits
         LinkedIn Profile



Kathy Thomson
Investor
CMO- Sirius/XM
LinkedIn Profile

See It Buy It

The Benchmark

amazon

$5.6B

2015 Revenue From
<u>Affiliate</u> Marketplace

@15% Commission per Order

Apparel Now #1 Category


100% 7:26 AM
amazon Prime
Amazon.com
Alexa Shopping List
View your 9 items
Your recommendations
Poweradd 6 Rotating Surge Protected Outlets 6ft Cord...
$27.99
Lokai Neon Limited Edition Bracelet
from $18.00
Transparent Silicone Bangles Mud From Dead Sea Water...
from $7.60
See more

See It Buy It

The Competition

Apparel-Focused Mobile Apps

None Use Deep Learning

SHOPSTYLE









WE AR

The Hunt

SPRING GO SHOPPING

POLY VORE

13

See It Buy It

The Business Model

Merchant Onboarding

 **shopify**

Sales Channel

350k Merchants

Channel Partnership

Affiliate Commission



15% Paid by Shopify

Industry Standard

Shipping and Returns



Merchants Manage

Marketing



nFlate Manages

See It Buy It

Timeline

- Shopify merchant onboarding app
  - Launched 10/16
  - 1,000 installs thru 12/31, 125k products
- Android See It Buy It
  - Launched 12/16
  - 10k downloads
  - 4.5/5 rating
- Upcoming Milestones
  - iOS See It Buy It alpha 2/16
  - Web Store launch 4/17
  - New website launch 1/17
  - Facebook Chatbot launch 4/17

S👁👁 It Buy It

Fundraising

Bootstrapped by CEO

Raised $500k 2H16 from outside investors

Use of New Funding ($500k):

- User acquisition, marketing, human resources & operations

Exit Comparables:

- WalmartLabs acquires Luvocracy
- eBay acquires Hunch ($80M)
- Snapdeal acquired Wishpicker

- Rakuten acquires Deep Forest
- Facebook acquires The Find
- Pinterest acquires The Hunt

See It Buy It

Additional Information

The Technology

Deep Learning Info

VentureBeat:

Deep Learning will be huge — and here's who will dominate it
by Amit Karp, Bessemer Venture Partners April 2, 2016

MarTech Advisor:

What Deep Learning has to Offer to the Future of Online Personalization
by Huba Gaspar Mar 23, 2016

Business Insider:

Google's Eric Schmidt: Machine learning will cause 'every successful huge IPO win in 5 years'
By Julie Bort, March 23, 2016

Forbes:

What Is Deep Learning And How Is It Useful?
by Kevin Murnane Apr 1, 2016

See It Buy It